

Mail Stop 4631

July 14, 2009

Via U.S. mail and facsimile

Mr. Steven F. Udvar-Hazy
Chairman of the Board and Chief Executive Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, CA 90067

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 001-31616**

Dear Mr. Udvar-Hazy:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008</u>

Business

Aircraft Leasing, page 2

1. We note your disclosure that twelve of your lessees filed for bankruptcy protection. In future filings, if you have similar disclosure, please also provide the total number of lessees in order to give context to your statements.

Properties

Commitments, pages 12-13

2. We note your reference on page 13 to master agreements with both The Boeing Company and Airbus S.A.S.   As these agreements appear to be material to your business, please tell us why you have not filed these agreements as exhibits to your annual report on Form 10-K.

Legal Proceedings, page 14

3. In future filings, please provide the filing and disposition dates for each proceeding. Please also provide the relief sought in each of the cases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aircraft Industry, page 16

4. Your disclosure on page 17 indicates that 12 of your lessees filed for bankruptcy protection during 2008. You expect the difficult conditions facing aircraft operators to continue during 2009.   You also indicate that since there is a lag between changes in current market conditions and their impact on your results, current market conditions are not yet fully reflected in your results. In order to provide investors with greater transparency about the potential future impact to your financial statements as a result of current market conditions, please show us how you will revise your future filings (including your interim filings). Please consider disclosing the following for each period presented:
- Number of lessees more than 60 days past due on lease receivable payments and the number of your aircraft these lessees operate;
- Dollar amount of lease and notes receivables more than 60 days past due, the amount of allowance for doubtful lease and notes receivables in total and the amount of allowance attributable to receivables more than 60 days past due;
- A detailed explanation of management's approach for evaluating the financial health of lessees in general and the collectability of both lease and notes receivables past due;
- Dollar amount of lease revenue considered "at risk" for lessees facing potential bankruptcy.

Consideration of IFLC's Ability to Continue as a Going Concern, page 17

5. You disclose on page 18 that you will need written consent from the agent of your 2004 ECA facility before you can fund future Airbus aircraft deliveries under the facility. Please show use how you will revise your filing to more clearly explain the implications to your operations, financial position, and liquidity if you are not able to

fund some or all of your future Airbus aircraft deliveries. In addition, since you have signed leases for all your new expected aircraft deliveries through the end of 2010, please also address any recourse that your customers will have against you if you are not able to purchase the expected future Airbus aircraft deliveries due to lack of funding.

Debt Financings, page 21

6. You disclose on page 21 that you were in compliance in all material respects with the covenants in your debt agreements. For any debt agreements where it is reasonably likely that you could become non-compliant with your debt covenants, please show us how you will revise your filing here or elsewhere to disclose the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies and Estimates, page 29

7. Please consider revising your filing here to provide more robust disclosure of the key assumptions used by management in connection with each of your critical accounting estimates. Considering the materiality of your flight equipment assets to total assets, we believe it would be particularly helpful to investors if you provided more disclosure of the quantitative assumptions used to evaluate impairment of your flight equipment. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests would assist readers by providing greater transparency.

Exhibits, pages 37-38

8. We note that you have omitted the exhibits to Exhibit 10.2 which you incorporate by reference from the Form 10-K filed March 7, 2005. Please file a complete copy of each of the omitted exhibits for this exhibit.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Dietrich King, Attorney, at (202) 551-3338 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief